Peoples Financial Corporation
P. O. Box 529
Biloxi, MS 39533-0529
July 9, 2010
William C-L Friar
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Peoples Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 11, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Filed May 7, 2010 File No. 001-12103
Dear Mr. Friar:
Peoples Financial Corporation (the “Company”) is in receipt of your correspondence dated June 25, 2010. We have carefully reviewed your comments and the applicable regulations and are pleased to provide the following responses to your inquiries:
Form 10-K for Fiscal Year Ended December 31, 2009
Item 5. Market for Registrant’s Common Stock and Related Stockholder Matters, page 31
1. We note that the annual report to shareholders does not appear to include the performance graph. Item 201(e) of Regulation S-K requires that the performance graph be included in the annual report to shareholders. For guidance, please refer to Regulation S-K Compliance & Disclosure Interpretation 106.10 and 106.11. Please confirm that the performance graph will be included in future annual reports. We note that the performance graph was included in the Form 10-K.
Response:
We confirm that the performance graph will be included in future annual reports.

Item 9a. Controls and Procedures, page 33
2. It appears you do not disclose that there were no changes in internal control over financial reporting in your December 31, 2009 Form 10-K. However, we note that you do make this disclosure for the three-month period ended March 31, 2010 on page 25 of your Form 10-Q. Please tell us whether there were any changes in internal control over financial reporting for the period ended December 31, 2009. Further, please revise all future filings to include this disclosure.
Response:
We confirm that there were no changes in internal control over financial reporting for the period ended December 31, 2009. We also confirm that we will revise all future filings to include this disclosure.
Item 11. Executive Compensation, page 35
General
3. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
Bonuses for the Company’s executive officers and for the bank subsidiary’s lenders and trust officers are the only components of the Company’s overall compensation strategy that have any potential for incenting risk. However, these incentives are carefully monitored and evaluated by the Company’s Compensation Committee and this committee believes that these incentives do not reward taking excessive short-term risk to generate individual executive gains while raising the Company’s risk profile. Accordingly, the Company does not believe that any risks arising from its compensation practices or policies are reasonably likely to have a material adverse affect on the Company.
We confirm that this disclosure will be included in future filings.
4. We note that you have not included a Grants of Plan-Based Awards table in your executive compensation disclosure. However, based on the disclosure provided in your document, it appears that this table should have been included. For example, we note that you had a non-equity incentive plan in place in 2009. Therefore, please provide us with the information required by Item 402(d) of Regulation S-K and revise future filings accordingly. Alternatively, tell us why you are not required to provide this information.

Response:
The non-equity incentive plan was in place in 2009, but no benefits were awarded. The Company confirms that a Grants of Plan-Based Awards table should be included in its executive compensation disclosure and will be included in future filings.
Compensation Discussion and Analysis, page 9 of Definitive Proxy Statement on Schedule 14a
5. We note the disclosure in the first full paragraph on page 10 indicating that you do not benchmark compensation to any specific company or companies. We also note the disclosure in the last two full paragraphs on page 10 that the compensation committee considered compensation levels of executive officers of peer group companies in establishing the salaries of your named executive officers. Based on this latter disclosure, it appears that the component companies that make up the peer groups should be disclosed. Please identify the component companies and confirm that future filings will be revised accordingly. Alternatively, tell us why disclosure of the component companies is not required. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.
Response:
The compensation levels of executive officers of comparable financial institutions, or peer group companies, are obtained from surveys sponsored by the Mississippi Bankers Association (“MBA”) and the Bank Administration Institute (“BAI”). According to the survey sponsors, the component companies that participate in the MBA and the BAI surveys are confidential information. Accordingly, the Company is unable to disclose this information. The only additional information we can provide is that the MBA Survey includes banks in Mississippi with assets greater than $500 million and the BAI Survey includes banks with assets between $500 million and $1 billion in a region that includes Alabama, Arkansas, Iowa, Kansas, Kentucky, Louisiana, Minnesota, Mississippi, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota and Tennessee.
We confirm that we will provide this information in future filings.
Summary Compensation Table, page 15 of Definitive Proxy Statement on Schedule 14A
6. It appears that some of the amounts for prior years disclosed in the “Bonus” column should have instead been disclosed under a “Non-Equity Incentive Plan Compensation” column. Please consider the guidance in Regulation S-K Compliance & Disclosure Interpretation 119.02 and tell us whether your disclosure is consistent with that guidance.

If it is not, please provide us with proposed revised disclosure and confirm that future filings will be revised accordingly.
Response:
We have considered the guidance and submit proposed revised disclosure in Exhibit A. We agree that the discretionary bonus awarded for 2008 should be disclosed in the “Bonus” column and that the calculated bonus awarded for 2007 should be disclosed in a “Non-Equity Incentive Plan Compensation” column. No bonus was awarded for 2009. We confirm that future filings will be revised accordingly.
Item 15. Exhibits and Financial Statement Schedules, page 35
7. We note the disclosure in your definitive proxy statement regarding your bonus plan for your named executive officers. Please tell us why you have not filed this plan as an exhibit to your Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Please note that if the bonus plan is not set forth in any formal document, a written description of the plan should be filed as an exhibit.
Response:
We agree that a written description of the bonus plan should be filed as an exhibit, and is attached as Exhibit B. This document will be filed as an exhibit to our Form 10-Q for the period ended June 30, 2010.
Exhibit 13
Management’s Discussion and Analysis
Critical Accounting Policies, page 1
8. We note that your “single most critical accounting policy” relates to your allowance for loan losses. Please revise future filings to disclose your other critical accounting policies aside from the allowance for loan losses policy. Further, please revise future filings to provide enhanced discussion and analysis of critical accounting estimates and assumptions that:
•	supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and

•	provides greater insight into the quality and variability of information regarding financial condition and operating performance.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
We confirm that our future filings will disclose other critical accounting policies and enhanced discussion and analysis of our critical accounting estimates and assumptions.
Financial Statements
Note B — Securities, page 16
9. We note your disclosure on page 18, as well as on page 13 of your Form 10-Q for the period ended March 31, 2010, that, among other factors, you consider your “intent and ability” to hold your underwater debt securities until recovery or maturity as support for not taking an other-than-temporary impairment charge as of period end. Please revise future interim and annual filings to assert that you “do not intend to sell and it is not more than likely than not that you will be required to sell” underwater debt securities, as required by ASC 320-10-50.
Response:
We confirm that we will revise future interim and annual filings to assert that we “do not intend to sell and it is not more than likely than not that we will be required to sell” underwater debt securities.
Note C — Loans, page 18
10. We note your disclosure that “an allowance for each impaired loan, which are generally collateral-dependent, is calculated based on the fair value of its collateral.” ASC 310-10-35 states that a creditor may measure impairment based on the fair value of the collateral only if the loan is a collateral-dependent loan (paragraph 22), unless foreclosure is probable (paragraph 32). Collateral-dependent loans are defined as those for which repayment is expected to be provided solely by the underlying collateral. As such, please tell us and revise future filings to clarify whether you use the fair value of collateral to determine impairment only on loans that are either solely collateral-dependent or for which foreclosure is probable.
Response:
We confirm that we use the fair value of collateral to determine impairment only on loans that are either solely collateral-dependent or for which foreclosure is probable. We will revise this disclosure in future filings to clarify this disclosure.

11. We note your disclosure that the fair value of the collateral underlying both impaired loans and other real estate acquired through foreclosure is based on appraisals performed by third-party valuation specialists. Please review your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type, please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Please provide us with your proposed disclosures.
Response:
We confirm that our future filings will disclose additional information relating to the use of appraisals in determining the fair value of collateral for impaired loans and other real estate acquired through foreclosure. Our proposed disclosure is presented in Exhibit C.
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Item 2. Management’s Discussion and Analysis
Income Taxes, page 23
12. Please note that the disclosure requirements of ASC 740-10-50 are required for both interim and annual periods ending after September 15, 2009. As such, please revise your future interim filings to include the relevant disclosures. In addition, please revise future filings to disclose specifically that you believe it is more likely than not you will realize your net deferred tax asset.
Response:
We confirm that future interim filings will include the relevant disclosures and will disclose specifically that we believe it is more likely than not we will realize our net deferred tax asset.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company strives to be fully compliant with all applicable laws and regulations and will take the necessary steps to address the issues you have noted. I trust that you will find our responses to be satisfactory. Should you need additional information or further response or action from us, please do not hesitate to contact me or Lauri Wood, the Company’s chief financial officer, at 228-435-8205.

Sincerely yours,
/s/ Chevis C. Swetman
Chevis C. Swetman
Chairman, President and Chief Executive Officer

Exhibits

Exhibit A: Revised Summary Compensation Table

						Change in
					Non-Equity	Pension Value
					Incentive	and Nonqualified	All Other
Name and					Plan	Compensation	Compensation
Principal Position	Year	Salary	Bonus (3)		Compensation (4)	Earnings (2)	(1)	Total
Chevis C. Swetman	2009	$270,000	$		$	$205,360	$12,386	$487,746
President and Chief	2008	268,902		30,375		233,047	10,972	543,296
Executive Officer	2007	255,756			59,577	189,940	11,157	516,430

Lauri A. Wood	2009	128,846				34,364	7,381	170,591
Chief Financial	2008	123,181		9,300		29,893	7,606	169,980
Officer	2007	115,454			28,643	26,826	7,819	178,742

A. Wes Fulmer	2009	158,000				52,975	8,754	219,729
Executive Vice	2008	156,265		14,813		48,088	9,049	228,214
President	2007	140,629			32,080	41,960	8,604	223,273

Jeannette E. Romero	2009	121,000				94,762	6,579	222,341
Second Vice President	2008	120,382		9,075		92,309	7,157	228,922
	2007	114,826			28,643	85,939	7,160	236,567

Robert M. Tucei	2009	121,000				80,996	6,580	208,576
Vice President	2008	120,382		9,075		74,459	7,159	211,075
	2007	114,826			28,643	71,658	7,148	222,275

(1)	Include contributions and allocations pursuant to Employee Stock Ownership Plan and 401 (k) Plan.

(2)	Change in Pension and Nonqualified Compensation Earnings for each year equals the sum of the Registrant’s Contributions and Aggregate Earnings from the Nonqualified Deferred Compensation Table on page 17.

(3)	Discretionary bonus.

(4)	Bonus awarded under the bonus plan’s calculation.

Exhibit B: Description of Bonus Plan
The Compensation Committee (the “Committee”) of the Board of Directors of Peoples Financial Corporation (the “Company”) awards bonuses to the Company’s executive officers based upon pre-determined performance objectives. The executive officers are eligible to receive a bonus which is based on the financial performance of the Company. The specific formula and pre-determined goals were established by the Committee using the Company’s return on average assets (“ROA”). The bonus calculation, which is approved by the Committee, allows the executive officer to earn up to a maximum percentage of their salary on established ROA targets. The targets and bonus calculations as a percentage of salary and targets are:

	Base	Base + 1	Base + 2	Base + 3	Maximum

ROA Target	.670%	.800%	.925%	1.050%	1.175%

Chief Executive Officer	15.000%	18.750%	22.500%	26.250%	30.000%

Executive Vice President	12.500%	15.630%	18.750%	21.880%	25.000%

All Other Named Executive Officers	10.000%	12.500%	15.000%	17.500%	20.000%

Exhibit C: Proposed Revised Disclosure on Appraisals (revisions underlined)
Note C — Loans
At each reporting period, the Company determines which loans are impaired. Accordingly, the Company’s impaired loans are reported at their estimated fair value on a non-recurring basis. An allowance for each impaired loan is calculated based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of its collateral. Most of the Company’s impaired loans are collateral-dependent. The fair value of the collateral for these loans is based on appraisals performed by third-party valuation specialists, comparable sales and other estimates of fair value obtained principally from independent sources, adjusted for estimated selling costs. Factors including the assumptions and techniques utilized by the appraiser, changes in market conditions from the time of valuation and estimated sales value based on Management’s plans for disposition which could result in adjustment to the collateral value estimates indicated in the appraisal are considered by the Company. The criteria for determining whether an existing appraisal remains valid will vary depending upon the condition of the property, time, volatility of the local market and loan to value issues. Appraisals relating to collateral for impaired loans that are more than one year old will be discounted by 20% – 35% based on whether the collateral is vacant land, property under construction, completed building, etc. If the recorded investment in the impaired loan exceeds the measure of fair value of the collateral, a valuation allowance is recorded as a component of the allowance for loan losses.
Note E — Other Real Estate
Other real estate acquired through foreclosure is carried at fair value, less estimated costs to sell. The fair value of the collateral is based on appraisals performed by third-party valuation specialists. Factors including the assumptions and techniques utilized by the appraiser are considered by Management. If the current appraisal is more than one year old and/or the loan balance is more than $200,000, a new appraisal is obtained. Otherwise, the bank subsidiary’s in-house property evaluator and management will determine the fair value of the collateral, based on comparable sales, market conditions, Management’s plans for disposition and other estimates of fair value obtained from principally independent sources, adjusted for estimated selling costs. The balance of other real estate, which is measured at fair value on a non-recurring basis, by level within the hierarchy as of December 31, 2009 was as follows: